HCM II Acquisition Corp.

100 First Stamford Place, Suite 330

Stamford, CT 06902

Terrestrial Energy Inc.

2730 W. Tyvola Road, Suite 100

Charlotte, NC 28217

September 24, 2025

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eiko Yaoita Pyles Hugh West Sarah Sidwell Jennifer Angelini

Re:	HCM II Acquisition Corp.

Registration Statement on Form S-4, as amended (File No. 333- 288735)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and in connection with the captioned registration statement (the “Registration Statement”), HCM II Acquisition Corp. (the “Registrant”) and Terrestrial Energy Inc. (the “Co-Registrant”) hereby respectfully request that the Registration Statement be permitted to become effective on September 26, 2025 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

If you have any questions or comments, please do not hesitate to contact Kevin E. Manz, Esq. at (212) 556-2133 or Eliot W. Robinson, Esq. at (404) 572-6785.

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HCM II ACQUISITION CORP.

Sincerely,

By:	/s/ Shawn Matthews
Name:	Shawn Matthews
Title:	Chief Executive Officer, HCM II Acquisition Corp.

TERRESTRIAL ENERGY INC.

Sincerely,

By:	/s/ Simon Irish
Name:	Simon Irish
Title:	Chief Executive Officer, Terrestrial Energy Inc.

Cc:	Kevin E. Manz, Esq., King & Spalding LLP

Eliot W. Robinson, Esq., Bryan Cave Leighton Paisner LLP

Tyler F. Mark, Esq., Bryan Cave Leighton Paisner LLP